UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-55862

(Check one):   ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q

☐ ☐ Form 10-D   ☐ ☐ Form N-SAR   ☐ ☐ Form N-CSR

For Period Ended:    January 31, 2022

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:   Not applicable

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	Bakhu Holdings, Corp.
Former Name if Applicable:	Not Applicable
Address of Principal Executive Office:	One World Trade Center, Suite 130, Long Beach, CA, CA 90831

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed period.

The Company is in the process of reviewing the financial information of the Company and subsidiary.  Due to unforeseeable circumstances financial information to be contained in registrants 10-Q for the quarter ended January 31, 2022, cannot be completed on a timely basis, without incurring undue hardship and expense due to unforeseeable circumstance.

The Company undertakes the responsibility to file such quarterly report no later than five calendar days after its original date.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification:

Evripides Drakos

+44 7710 308268

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes   ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes   ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Bakhu Holdings, Corp., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

BAKHU HOLDINGS, CORP.

Dated: March 14, 2022	/s/ Evripides Drakos
By: Evripides Drakos
Its: Chief Executive Officer